

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2009

Mr. Glenn A. Kleinert
President and Chief Executive Officer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

> **Re: McMoRan Exploration Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 0-07791**

Dear Mr. Kleinert:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Properties

Oil and Gas Reserves, page 2

1.   We note you disclose amounts identified as 'Estimated undiscounted future net cash flows before income taxes and 'Present value of estimated future net cash flows before income taxes'. It does not appear these items are calculated and presented in accordance with GAAP. As such, please modify to reconcile these amounts to the most directly comparable measure calculated and presented in accordance with GAAP, or tell us why you believe such reconciliation is not required. See Item 10(e) of Regulation S-K for additional guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operation and Quantitative and Qualitative Disclosures About Market Risk

Contractual Obligations and Commitments, page 37

2.   In a separately captioned section, disclose any off-balance sheet arrangements as to which disclosure would be required by Item 303(a)(4) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Property, Plant and Equipment

Oil and Gas, page 55

3.   We note your disclosure that "Costs that no longer meet the criteria for continued drilling and capitalization under Statement of Financial Accounting Standards (SFAS) 19-1, but for which management intends to pursue development activities are included in depletion, depreciation and amortization expense." Please tell us why such costs are included in depletion, depreciation and amortization expense if management intends to pursue development activities, and how your policy complies with the guidance found in FSP FAS 19-1.

Note 18 Supplementary Oil and Gas Information

Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities, page 80

4.   We are unable to locate the disclosures required by parts b and c of paragraph 10 of FSP FAS 19-1. Please modify to provide these disclosures, or tell us why you believe such disclosures are not required.

Standardized Measure of Discounted Future Net Cash Flows From Proved Oil and Natural Gas Reserves (Unaudited), page 81

5.   We note from the tabular disclosures on page 82, that the future income tax component of your standardized measure of discounted future net cash flows has fluctuated significantly from period to period. Please tell us the underlying reasons for the fluctuations. If true, please confirm that any tax deductions, tax credits and allowances applied relate specifically to your proved oil and gas reserves. If not, please explain.

Controls and Procedures, page 91

6.   We note your statement that your Chief Executive Officer and Chief Financial Officer "have concluded that our disclosure controls and procedures are effective <u>in timely alerting them to material information relating to McMoRan (including our consolidated subsidiaries) required to be disclosed in our periodic SEC filings</u>." If you retain the underlined language, expand it to cover fully the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e). In the alternative, revise to make clear that the disclosure controls and procedures are effective, and eliminate any disclosure that provides only a portion of the definition.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

7.   We note your statement that "[i]n May 2009, we entered into an arrangement with a private partner to participate in various exploration and development activities, including three exploratory wells currently in progress and one of our near-term planned drilling prospects. The private partner's initial funding commitment is $30 million which will reduce our share of capital expenditures." In the Form 10-Q for the second quarter, please disclose the name of the private partner and file the agreement as an exhibit, or explain to us why you believe that you may omit these items.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director